Exhibit 99.1

For Immediate Release

January 11, 2016

SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results

SAP Outpaces Market with Record 2015 Cloud and Software Revenue, Up 20% – SAP S/4HANA Adoption Soaring

•	Full Year Non-IFRS Cloud and Software Revenue Up 20% (12% at Constant Currencies, Beating Company Guidance)

•	SAP S/4HANA Adoption Surges – More Than Doubling the Number of Customers in the Fourth Quarter, Now Exceeding 2,700 Customers

•	Tremendous Momentum in New Cloud Bookings – Up 103% in the Full Year, Up 75% in the Fourth Quarter

•	Full Year Non-IFRS Cloud Subscription and Support Revenue Up 109% to €2.30 Billion (€2.00 Billion at Constant Currencies, Achieving Company Guidance)

•	Full Year Non-IFRS Operating Profit Up 13% to €6.35 Billion (€5.902 Billion at Constant Currencies, Beating Company Guidance)

WALLDORF, Germany – January 11, 2016 – After an initial review of its fourth quarter 2015 performance, SAP SE (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and full year ended December 31, 2015. All 2015 figures in this release are approximate due to the preliminary nature of the announcement.

SAP had exceptional momentum with fast growth in cloud and double-digit growth in its core license business in the fourth quarter. For the full year, non-IFRS cloud and software revenue grew by 20% or 12% at constant currencies and exceeded the outlook of 8% - 10% growth at constant currencies. New cloud bookings, the key measure for SAP’s sales success in the cloud, increased 103% in the full year to €0.89 billion and 75% in the fourth quarter to €0.35 billion1. Non-IFRS cloud subscriptions and support revenue was €2.30 billion (€2.00 billion2 at constant currencies, achieving the outlook of €1.95 to €2.05 billion at constant currencies) for the full year. Non-IFRS operating profit was €6.35 billion (€5.902 billion at constant currencies, beating the full year outlook of €5.6 - €5.9 billion at constant currencies).

[1]	New cloud bookings consist of all order entry of a given period that is expected to be classified as cloud subscription and support revenue and results from purchases by new customers and from incremental purchases by existing customers. The order amount must be contractually committed (i.e. variable amounts from pay-per-use and similar arrangements are not included). Consequently, due to their uncommitted pay-per-use nature Ariba and Fieldglass transaction-based fees are not reflected in the new cloud bookings metric. Amounts included in the measure are annualized. Concur contributed approximately €0.04 billion to SAP’s new cloud bookings in the fourth quarter 2015.
[2]

For the fourth quarter 2015, Concur contributed approximately €0.16 billion to SAP’s Non-IFRS cloud subscriptions and support revenue at constant currencies. The Concur acquisition was closed on December 4th, 2014.

SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results	Page 2

Customer adoption of SAP S/4HANA continues to accelerate sharply, with more than 2,700 customers across all regions at the end of 2015, more than doubling quarter over quarter. SAP S/4HANA, built on SAP HANA, the most advanced in-memory platform available today, provides the digital core that companies need to reduce complexity, digitize their business and connect every part of their enterprise.

“We decisively beat our full year guidance for cloud and software revenue,” said Bill McDermott, CEO of SAP. “SAP gained significant share against core and best of breed competitors. Across markets and industries SAP is extending its lead as the trusted innovator in the business software industry. Our completeness of vision in the cloud and soaring adoption of S/4HANA gives us tremendous confidence in our business in 2016 and beyond.”

Luka Mucic, CFO of SAP, said: “SAP is unique in combining a growing core and a rapidly expanding cloud business. In particular, S/4HANA is boosting broad customer adoption of our entire innovation portfolio. With our strong top line and the success of our business transformation we generated the highest non-IFRS operating profit in SAP’s history.”

BUSINESS OUTLOOK

The Company is providing the following 2016 outlook:

•

Based on the continued strong momentum in SAP’s cloud business the Company expects full year 2016 non-IFRS cloud subscriptions and support revenue to be in a range of €2.95 - €3.05 billion at constant currencies (2015: €2.30 billion). The upper end of this range represents a growth rate of 33% at constant currencies.

•	The Company expects full year 2016 non-IFRS cloud and software revenue to increase by 6% - 8% at constant currencies (2015: €17.23 billion).

•	The Company expects full-year 2016 non-IFRS operating profit to be in a range of €6.4 billion - €6.7 billion at constant currencies (2015: €6.35 billion).

SAP will report detailed preliminary fourth quarter and full year 2015 results on January 22nd.

SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results	Page 3

FINANCIAL HIGHLIGHTS

FOURTH QUARTER 2015

	Fourth Quarter 20151)

	IFRS			Non-IFRS2)
€ billion, unless otherwise stated	Q4 2015	Q4 2014	% change	Q4 2015	Q4 2014	% change	% change const. curr.
Cloud subscriptions and support	0.63	0.35	81%	0.63	0.36	76%	60%
Software licenses	2.15	1.87	15%	2.15	1.87	15%	11%
Software support	2.60	2.34	11%	2.60	2.34	11%	6%
Software licenses and support	4.75	4.21	13%	4.75	4.21	13%	9%
Cloud and software	5.38	4.56	18%	5.38	4.57	18%	13%
Total revenue	6.35	5.46	16%	6.35	5.47	16%	11%
Operating profit	1.70	1.75	–3%	2.28	2.13	7%	3%
Operating margin (in %)	26.8	32.1	–5.3pp	35.9	38.9	–3.0pp	–2.6pp

1)	All figures are preliminary and unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

IFRS cloud subscriptions and support revenue was €0.63 billion (2014: €0.35 billion), an increase of 81%. Non-IFRS cloud subscriptions and support revenue was €0.63 billion (2014: €0.36 billion), an increase of 76% (60% at constant currencies). IFRS software licenses revenue was €2.15 billion (2014: €1.87 billion), an increase of 15%. Non-IFRS software licenses revenue was €2.15 billion (2014: €1.87 billion), an increase of 15% (11% at constant currencies). IFRS software licenses and support revenue was €4.75 billion (2014: €4.21 billion), an increase of 13%. Non-IFRS software licenses and support revenue was €4.75 billion (2014: €4.21 billion), an increase of 13% (9% at constant currencies). IFRS cloud and software revenue was €5.38 billion (2014: €4.56 billion), an increase of 18%. Non-IFRS cloud and software revenue was €5.38 billion (2014: €4.57 billion), an increase of 18% (13% at constant currencies). IFRS total revenue was €6.35 billion (2014: €5.46 billion), an increase of 16%. Non-IFRS total revenue was €6.35 billion (2014: €5.47 billion), an increase of 16% (11% at constant currencies).

IFRS operating profit was €1.70 billion (2014: €1.75 billion), a decrease of 3%. Non-IFRS operating profit was €2.28 billion (2014: €2.13 billion), an increase of 7% (3% at constant currencies). IFRS operating margin was 26.8% (2014: 32.1%), a decrease of 5.3 percentage points. Non-IFRS operating margin was 35.9% (2014: 38.9%), a decrease of 3.0 percentage points (2.6 percentage points at constant currencies).

SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results	Page 4

FULL YEAR 2015

	Full Year 20151)

	IFRS			Non- IFRS2)
€ billion, unless otherwise stated	FY 2015	FY 2014	% change	FY 2015	FY 2014	% change	% change const. curr.
Cloud subscriptions and support	2.29	1.09	110%	2.30	1.10	109%	82%
Software licenses	4.84	4.40	10%	4.84	4.40	10%	4%
Software support	10.09	8.83	14%	10.09	8.83	14%	7%
Software licenses and support	14.93	13.23	13%	14.93	13.23	13%	6%
Cloud and software	17.22	14.32	20%	17.23	14.33	20%	12%
Total revenue	20.80	17.56	18%	20.81	17.58	18%	10%
Operating profit	4.25	4.33	–2%	6.35	5.64	13%	5%
Operating margin (in %)	20.4	24.7	–4.2pp	30.5	32.1	–1.6pp	–1.5pp

1)	All figures are preliminary and unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

IFRS cloud subscriptions and support revenue was €2.29 billion (2014: €1.09 billion), an increase of 110%. Non-IFRS cloud subscriptions and support revenue was €2.30 billion (2014: €1.10 billion), an increase of 109% (82% at constant currencies). IFRS software licenses revenue was €4.84 billion (2014: €4.40 billion), an increase of 10%. Non-IFRS software licenses revenue was €4.84 billion (2014: €4.40 billion), an increase of 10% (4% at constant currencies). IFRS software licenses and support revenue was €14.93 billion (2014: €13.23 billion), an increase of 13%. Non-IFRS software licenses and support revenue was €14.93 billion (2014: €13.23 billion), an increase of 13% (6% at constant currencies). IFRS cloud and software revenue was €17.22 billion (2014: €14.32 billion), an increase of 20%. Non-IFRS cloud and software revenue was €17.23 billion (2014: €14.33 billion), an increase of 20% (12% at constant currencies). IFRS total revenue was €20.80 billion (2014: €17.56 billion), an increase of 18%. Non-IFRS total revenue was €20.81 billion (2014: €17.58 billion), an increase of 18% (10% at constant currencies).

IFRS operating profit was €4.25 billion (2014: €4.33 billion), a decrease of 2%. Non-IFRS operating profit was €6.35 billion (2014: €5.64 billion), an increase of 13% (5% at constant currencies). IFRS operating margin was 20.4% (2014: 24.7%), a decrease of 4.2 percentage points. Non-IFRS operating margin was 30.5% (2014: 32.1%), a decrease of 1.6 percentage points (1.5 percentage points at constant currencies).

SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results	Page 5

Additional Information

2015 revenue and profit figures include the full revenue and profit from Concur and Fieldglass. The comparative numbers for 2014 include Concur and Fieldglass starting December 4 and May 2, respectively.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 304,500 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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SAP Announces Preliminary Fourth Quarter and Full Year 2015 Results	Page 6

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